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                        SECURITIES AND EXCHANGE COMMISION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)1

                          Data Systems & Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                               COMMON STOCK, $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   237887 10 4
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                                 (CUSIP Number)

        George Morgenstern, 200 Route 17, Mahwah, NJ 07430 (201) 529-3163

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 5 Pages)



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            (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

-------------------------------------------                                        ----------------------------------------

          CUSIP No. 237887 10 4                              13D                   Page 2 of 5 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Laurus Master Fund, Ltd.

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                          (b) |_|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                  WC

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands corporation

----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                              400,000
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                              400,000
                       ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER


--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          400,000
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN
          SHARES*                                               |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1%
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
                       CO
--------- -----------------------------------------------------------------------------------------------------------------

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Item 1.  Security and Issuer.

            This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Data Systems & Software, Inc., a Delaware Corporation (the "Issuer"). The Issuer's principal executive offices are located at Route 17, Mahwah, NJ 07430.

Item 2. Identity and Background.

            Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Laurus Master Fund, Ltd., a Cayman Islands corporation (the "Reporting Person").

Laurus Master Fund, Ltd.

(a)  Name: Laurus Master Fund, Ltd.
(b) Address of Principal Place of Business and Office: c/o Ironshore Corporate Services Ltd. P.O. Box 1234 G.T., Queensgate House, South Church Street, Grand Cayman, Cayman Islands
(c)  Principal Business:  Investments
(d)  Criminal Proceedings:  None
(e)  Civil Proceedings:  None
(f)  Citizenship:   Cayman Islands company

Item 3. Source and Amount of Funds or Other Consideration.

         On April 9, 2003, the Reporting Person received 400,000 shares of common stock of the Issuer pursuant to the terms of a stock purchase agreement.

Item 4. Purpose of Transaction.

            The Reporting Person purchased the Common Stock reported herein in the ordinary course of its investment activities.

Item 5.  Interest in Securities of the Issuer.

         As of April 9, 2003, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by the Reporting Person is 400,000 shares, or 5.1% of the Common Stock. The Reporting Person has the sole power to vote or dispose of all of its shares. The Reporting Person has not effectuated any transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described in Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         N/A.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 21, 2003

                                                   Laurus Master Fund, Ltd.

                                                   By:  /s/ David Grin
                                                        -----------------
                                                   Name:  David Grin
                                                   Title:  Director

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